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                                                                     Exhibit (m)

                             RREEF Securities Trust

                          Plan Pursuant to Rule 18f-3


     RREEF Securities Trust (the "Trust") may offer different classes of shares of its RREEF RReal Estate Securities Fund (the "Fund") series pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act") under the following Plan.

1. This Plan for the RREEF RReal Estate Securities Fund encompasses two classes of shares of beneficial interest that may be offered as follows:

     (a) Class A shares are to be sold and redeemed at net asset value. Class A is a class to be distributed primarily to direct purchasers. The minimum initial investment is $10,000 ($1,000 for tax sheltered accounts), subject to modification by the Board of Trustees. The minimum initial investment requirement may be waived at the discretion of the investment adviser. Class A shares are not subject to distribution fees permitted by Rule 12b-1 under the 1940 Act.

     (b) Class B shares are to be sold and redeemed at net asset value. Class B is a "financial advisor" class. The minimum initial investment is $10,000, subject to modification by the Board of Trustees. The minimum initial investment requirement may be waived at the discretion of the investment adviser. Class B shares are subject to Rule 12b-1 distribution fees at an annual maximum rate of 0.25% of daily net asset value.

     (c) Shares of either class may be exchanged, or issued in exchange for, shares of other class or for shares of any money market mutual fund approved by the Board of Trustees for such exchange privilege, at relative net asset values provided that after the exchange, the value of the account in the class or fund into which the exchange is made meets the minimum initial investment requirement for such class or fund. Shares of each class may be redeemed at the option of the Trust if by reason of redemption the shareholder account falls below a minimum value from time to time determined by the Trustees (and set forth in the applicable prospectus), which minimum value may vary between the classes. At February 1, 2000, the minimum value is $10,000 for both Class A shares and Class B shares. Exchange privileges for an account may be terminated if excessive use thereof is made, as from time to time determined by the Trustees (and set forth in the applicable prospectus). The privilege may be generally modified or terminated upon mailing to shareholders at their addresses of record 60 or more days before such notice is effective.

2. Income, realized and unrealized capital gains and losses, and expenses, including the management fee provided for in the Investment Management Agreement dated December 1, 1999, between the Trust and RREEF America L.L.C., as amended from time to time, that are not allocated to a particular class as provided below, shall be allocated to each class on the basis of relative net assets.
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     Expenses allocable to a specific class are expenses specifically incurred by or for such class that are not paid by the Fund's investment adviser under the unitary management fee provided in the Investment Management Agreement. These expenses consist of Rule 12b-1 distribution fees, in the case of the Class B shares, and fees and expenses of the independent trustees, legal counsel fees, accounting fees, custodial fees, and printing and mailing expenses related solely to a particular class.

3. Each class will vote separately with respect to any matter as required by applicable law or which separately affect that class. The shares of each class have one vote per share and a pro-rata fractional vote for a fraction of a share.